UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 333-137143

Full title of the plan and the address of the plan, if different from that of the issuer named below:
Hanesbrands Inc. Hourly Retirement
Savings Plan of Puerto Rico

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

Note: Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Hanesbrands Inc. Employee Benefits Administrative Committee of the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico:

We have audited the accompanying statements of net assets available for benefits of the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the years ended December 31, 2013 and 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Auditor’s responsibility
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years ended December 31, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
Raleigh, North Carolina
June 16, 2014

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Statements of Net Assets Available for Benefits

	December 31, 2013	December 31, 2012
Assets
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans at fair value	$1,468,086	$1,330,516

Receivables
Discretionary Company contribution receivable	125,703	140,879
Other Company contribution receivable	13,241	13,783
	138,944	154,662
Total assets	1,607,030	1,485,178

Liabilities
Accrued expenses	(526)	(265)

Net Assets Available for Benefits at Fair Value	1,606,504	1,484,913

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(12,171)	(27,190)

Net Assets Available for Benefits	$1,594,333	$1,457,723

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Statements of Changes in Net Assets Available for Benefits

	Year Ended	Year Ended
	December 31, 2013	December 31, 2012
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans’ net investment income	$164,096	$82,944
Contributions
Company	167,184	132,570
Participants	85,145	80,126
Other	—	34,262
Total contributions	252,329	246,958

Benefits paid to participants	(279,289)	(160,938)
Administrative expenses	(526)	(265)
Net increase	136,610	168,699

Net assets available for benefits
Beginning of year	1,457,723	1,289,024

End of year	$1,594,333	$1,457,723

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Notes to Financial Statements
December 31, 2013 and 2012

NOTE A - DESCRIPTION OF PLAN
The following brief description of the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
(the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering eligible hourly employees of participating divisions and subsidiaries located in Puerto Rico of Hanesbrands Inc. (the “Company”), who have attained the age of 21 and completed 90 days of credited service, as defined in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions
Eligible employees can contribute between 1% and 10% of their pre-tax compensation, as defined in the Plan document. Contributions are subject to certain limitations under the Internal Revenue Code (“IRC”) and the Puerto Rico Internal Revenue Code of 2011 (“PRIRC”). Although employees were previously permitted to make after-tax contributions, this is no longer permitted and was not permitted during the periods presented.

The Company will contribute an amount equal to 100% of the portion of a participant’s pre-tax contributions that does not exceed 2% of a participant’s eligible compensation, subject to certain limitations defined in the Plan document. For the years ended December 31, 2013 and 2012, the total matching contribution by the Company was $48,777 and $51,510, respectively.

The Company may also make a discretionary Company contribution in the amount of 2% of a participant’s eligible compensation. For the years ended December 31, 2013 and 2012, the total discretionary Company contribution was $125,703 and $140,879, respectively.

For the years ended December 31, 2013 and 2012, $7,296 and $59,819 of forfeitures, respectively, were used to offset Company contributions.

Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect Company contributions, the participant’s contributions and any rollover contributions, as well as the participant’s related share of the Plan’s income and losses and certain related administrative expenses. Allocations of income and losses are made within each separate investment fund in proportion to each participant’s investment in those funds. Allocations of certain related administrative expenses are made based on the proportion that each participant’s account balance has to the total of all participants’ account balances.

Vesting
Participants’ contributions and amounts received as Company matching and rollover contributions are 100% vested at all times. Vesting in the annual discretionary Company contributions is 100% after completing three years of service, or in the case of termination due to death, disability or normal retirement without regard to years of service.

Investment Options
Participants may direct their total account balances among the various investment options currently available through the Plan in 1% increments and may change their investment elections at any time.

Forfeitures
If a participant terminates employment for reasons other than death, disability or normal retirement age before any amounts received as annual discretionary Company contributions are vested, the unvested amount shall be forfeited. Forfeited balances shall first be allocated to participants who are reemployed and are entitled to reinstatement of portions of their annual discretionary Company contributions that were forfeited previously and then the remainder, if any, may be used to reduce future Company contributions or pay administrative expenses of the Plan.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Notes to Financial Statements - Continued
December 31, 2013 and 2012

Forfeited balances as of December 31, 2013 and 2012 were $1,748 and $0, respectively.

Benefit Payments
Upon termination of service due to death, disability, retirement, resignation or dismissal, distribution of the vested balance in the participant’s accounts will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment in cash (or stock, if elected, for amounts invested in the Hanesbrands Inc. Common Stock Fund).

Withdrawals
Participants may withdraw all or a portion of their vested account balances, provided they have attained age 59-1/2; participants may also withdraw their after-tax contributions at any time. Participants who have an immediate and substantial financial need may take a hardship withdrawal from their accounts, subject to certain limitations defined in the Plan document.

NOTE B - SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates
The preparation of financial statements requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Valuation of Investments
The Plan’s sole investment is an interest in the Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans (the “HBI Investment Trust”). The Plan’s interest in the HBI Investment Trust is based on the Plan’s relative aggregate contributions, benefit payments and other relevant factors. Purchases and sales of securities in the HBI Investment Trust are recorded on a trade-date basis. Interest is recorded in the period earned. Dividends are recorded on the ex-dividend date.

The HBI Investment Trust’s investments consist of investments in registered investment companies, Hanesbrands common stock, a collective trust and a stable value fund. Investments in registered investment companies and Hanesbrands common stock are valued using quoted market prices. The collective trust is valued at fair value of participant units owned by the HBI Investment Trust based on quoted redemption values.

The stable value fund is reported at fair value based on the fair value of the underlying investments. These underlying investments, which are comprised of high quality, fixed income securities held in various collective trusts and separate accounts that are “wrapped” by synthetic investment contracts issued by high quality financial institutions, are required to be reported at fair value. However, contract value is a relevant measurement attribute as these investment contracts are fully benefit-responsive.

Contract value represents the principal balance of the underlying investment contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the financial institutions. There are no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates are rates negotiated by the Company with the financial institutions. The average crediting interest rate of the investment contracts as of December 31, 2013 and 2012 was approximately 2.08% and 2.52%, respectively. The average yield for the investment contracts for the years ended December 31, 2013 and 2012 was approximately 1.45% and 0.91%, respectively. Certain events, which we refer to as “market value events,” may limit the ability of the stable value fund to realize the contract value of investment contracts and may therefore result in payments to participants that reflect fair value rather than contract value. Such events include, but are not limited to, certain amendments to the Plan documents or the stable value fund’s investment guidelines not approved by issuers of investment contracts, failure to comply with certain contract provisions, complete or partial Plan termination or merger with another plan, suspension or substantial reduction of Plan sponsor contributions to the Plan, debt default by the Plan sponsor, bankruptcy of the Plan sponsor or other Plan sponsor events that could cause substantial withdrawals from the Plan or the stable value fund, failure of the trust which holds the assets of the Plan to qualify for

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Notes to Financial Statements - Continued
December 31, 2013 and 2012

exemption from federal income taxes, and the occurrence of certain prohibited transactions under ERISA. The Plan administrator does not believe that any events that have occurred to date constitute market value events. The Plan may terminate its investment in the stable value fund upon election and sixty days’ notice. The Statements of Net Assets Available for Benefits present the fair value of the stable value fund as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits present the contract value of the investment contracts.

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ individual account balances.

Administrative Expenses
Costs of administering the Plan for the years ended December 31, 2013 and 2012 were paid by the Company, except for certain investment management fees which were paid directly by the HBI Investment Trust or offset against the HBI Investment Trust’s investment returns.

NOTE C - PLAN INTEREST IN HBI INVESTMENT TRUST
The Plan’s investments are in the HBI Investment Trust which provides for the investment of assets of the Plan, the Hanesbrands Inc. Retirement Savings Plan and the Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico (collectively, the “Savings Plans"). The interest of each Savings Plan in the HBI Investment Trust is based on that Savings Plan’s participants’ account balances within each investment fund.

The Plan’s interest in the net assets of the HBI Investment Trust was approximately 0.23% and 0.24% at December 31, 2013 and 2012, respectively. Investment income relating to the HBI Investment Trust is allocated to the Savings Plans based on the balances invested by each Savings Plan. The Plan’s interest in the net assets of the HBI Investment Trust is included in the accompanying Statements of Net Assets Available for Benefits.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Notes to Financial Statements - Continued
December 31, 2013 and 2012

A summary of the net assets of the HBI Investment Trust is as follows:

	December 31, 2013	December 31, 2012
Investments, at fair value
Hanesbrands common stock	$51,718,931	$26,056,256
Investment in collective trust	9,625,778	9,625,705
Investment in registered investment companies	388,524,323	318,042,926
Stable value fund	187,487,705	201,177,664
Total investments	637,356,737	554,902,551

Net payables	(88,426)	(337,133)

Net assets of HBI Investment Trust at fair value	637,268,311	554,565,418

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(5,282,977)	(11,332,806)

Net assets of HBI Investment Trust	$631,985,334	$543,232,612

The aggregate net investment income allocated to the Savings Plans from the HBI Investment Trust for the years ended December 31, 2013 and 2012 is as follows:

	2013	2012
Interest and dividend income	$12,143,128	$13,081,154
Net appreciation in fair value of investments
Hanesbrands common stock	25,487,008	11,244,852
Investment in registered investment companies	67,971,981	31,998,437

Net investment income	$105,602,117	$56,324,443

NOTE D - PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants will become entitled to be fully vested in their accounts.

NOTE E - FAIR VALUE MEASUREMENTS
Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The HBI Investment Trust utilizes market data or assumptions that market participants would use in pricing the asset or liability. A three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, is utilized for disclosing the fair value of the assets and liabilities of the HBI Investment Trust. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques:

•	Market approach - prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

•	Cost approach - amount that would be required to replace the service capacity of an asset or replacement cost.

•	Income approach - techniques to convert future amounts to a single present amount based on market expectations, including present value techniques, option-pricing and other models.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Notes to Financial Statements - Continued
December 31, 2013 and 2012

The HBI Investment Trust primarily applies the market approach for its investment assets and attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

As of December 31, 2013 and 2012, the HBI Investment Trust held certain financial assets that are required to be measured at fair value on a recurring basis. These consisted of Hanesbrands common stock, a collective trust, registered investment companies and a stable value fund. The fair values of the Hanesbrands common stock and the registered investment companies are determined based on quoted prices in public markets and are categorized as Level 1.

The underlying investment portfolio of the stable value fund is comprised of high quality, fixed income securities that are held in various collective trusts and separate accounts valued at net asset values which approximate fair value and are categorized as Level 2. The inputs used in valuing the underlying investments in the collective trusts and separate accounts include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities and inputs that are derived principally from or corroborated by observable market data. Participant transactions (issuances and redemptions) may occur daily.

The HBI Investment Trust did not hold any investments whose value was determined based on unobservable inputs and categorized as Level 3 at December 31, 2013 and 2012. There were no transfers in or out of any level during the years ended December 31, 2013 and 2012. There were no changes during the years ended December 31, 2013 and 2012 to the valuation techniques used to measure asset fair values on a recurring basis. Changes in economic conditions or valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The following table sets forth by level within the fair value hierarchy the HBI Investment Trust’s investment assets accounted for at fair value on a recurring basis at December 31, 2013 and 2012, respectively. As required by the accounting rules, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Investment Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Hanesbrands common stock	$51,718,931	$—	$—	$51,718,931

Short-term investment fund collective trust	—	9,625,778	—	9,625,778

Registered investment company:
U.S. bond index funds	17,942,561	—	—	17,942,561
U.S. equity index funds	232,466,870	—	—	232,466,870
Foreign equity index funds	29,821,637	—	—	29,821,637
Target retirement date funds	108,293,255	—	—	108,293,255
Total registered investment company	388,524,323	—	—	388,524,323

Stable value fund:
Collective trusts	—	145,563,571	—	145,563,571
Separate accounts	—	41,924,134	—	41,924,134
Total stable value fund	—	187,487,705	—	187,487,705

Total investment assets at fair value	$440,243,254	$197,113,483	$—	$637,356,737

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Notes to Financial Statements - Continued
December 31, 2013 and 2012

	Investment Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Hanesbrands common stock	$26,056,256	$—	$—	$26,056,256

Short-term investment fund collective trust	—	9,625,705	—	9,625,705

Registered investment company:
U.S. bond index funds	23,920,410	—	—	23,920,410
U.S. equity index funds	181,094,797	—	—	181,094,797
Foreign equity index funds	25,282,337	—	—	25,282,337
Target retirement date funds	87,745,382	—	—	87,745,382
Total registered investment company	318,042,926	—	—	318,042,926

Stable value fund:
Collective trusts	—	155,278,588	—	155,278,588
Separate accounts	—	45,899,076	—	45,899,076
Total stable value fund	—	201,177,664	—	201,177,664

Total investment assets at fair value	$344,099,182	$210,803,369	$—	$554,902,551

NOTE F - TAX STATUS
By letter dated November 15, 2013, the Internal Revenue Service determined that the Plan and trust meet the qualification requirements set forth in Sections 401(a) and 501(a) of the IRC. The Plan has been subsequently amended since the determination, but the Plan’s management believes the Plan remains in compliance with the applicable requirements of the IRC.

U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and to recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan’s management believes the Plan is no longer subject to income tax examinations for years prior to 2011.

NOTE G - PARTY-IN-INTEREST TRANSACTIONS
As of December 31, 2013 and 2012, certain assets of the HBI Investment Trust and the Plan, respectively, were invested in investments managed by State Street or ING, the trustee and recordkeeper of the Plan, respectively; therefore, these transactions qualify as party-in-interest transactions.

Approximately 8.1% and 4.7% of the HBI Investment Trust’s assets as of December 31, 2013 and 2012, respectively, were invested in Hanesbrands common stock, in each case through participant-directed account balances. At December 31, 2013 and 2012, the Plan held 1,136 and 1,026 shares, respectively, of Hanesbrands common stock that had a fair value of $79,811 and $36,742, respectively.

The "Other contributions" line item in the Statement of Changes in Net Assets Available for Benefits represents contributions made by the recordkeeper into the Plan.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to the Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$1,594,333	$1,457,723
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	12,171	27,190

Net assets available for benefits per the Form 5500	$1,606,504	$1,484,913

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Notes to Financial Statements - Continued
December 31, 2013 and 2012

The following is a reconciliation of investment income according to the financial statements for the year ended December 31, 2013 to the Form 5500:

Investment income per the financial statements	$164,096
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(15,019)

Investment income per the Form 5500	$149,077

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 16, 2014	HANESBRANDS INC. HOURLY RETIREMENT SAVINGS PLAN OF PUERTO RICO

		By:	/s/ M. Scott Lewis
M. Scott Lewis
Authorized Member of the Hanesbrands Inc.
Employee Benefits Administrative Committee

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Grant Thornton LLP